Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 For more information,
please see Kinross’ 2012 third quarter
Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE

Kinross reports 2012 third-quarter results
Company on track to meet full-year production and cost of sales forecasts

Toronto, Ontario – November 7, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third quarter ended September 30, 2012.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page seven of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted. The comparative figures have been recast to exclude Crixás due to its disposal.)

Financial and operating highlights:

●	Production1: 672,173 gold equivalent ounces, compared with 632,432 ounces in Q3 2011.

●	Revenue: $1,109.7 million, compared with $1,041.0 million in Q3 2011.

●	Production cost of sales2: $677 per gold equivalent ounce, compared with $626 in Q3 2011.

●	Attributable margin3: $972 per ounce sold, compared with $1,018 in Q3 2011.

●	Adjusted operating cash flow4: $434.4 million, compared with $412.9 million in Q3 2011. Adjusted operating cash flow per share was $0.38, compared with $0.36 in Q3 2011.

●	Adjusted net earnings4, 5: $250.4 million, compared with $269.4 million in Q3 2011. Adjusted net earnings per share were $0.22, compared with $0.24 in Q3 2011.

●	Reported net earnings5: $224.9 million, or $0.20 per share, compared with $207.1 million, or $0.18 per share, for Q3 2011.

●
Outlook: The Company remains on track to meet its 2012 production forecast of approximately 2.5-2.6 million gold equivalent ounces from its continuing operations, and its cost of sales forecast of $690-$725 per gold equivalent ounce. As a result of the cost reduction initiative announced in Q2 2012, Kinross has identified approximately $200 million in capital expenditure reductions for 2012, and has reduced its full-year capital expenditure forecast to $2.0 billion from the previous forecast of $2.2 billion.

Other developments:

●	The Tasiast pre-feasibility study (PFS) remains on schedule to be completed in Q1 2013.

●	Development at Dvoinoye continues to advance and the project remains on schedule to deliver first ore to the Kupol mill in the second half of 2013.

●
On August 17, 2012 Kinross announced a new three-year unsecured $1.0 billion term loan and amended its unsecured revolving credit facility to increase available credit to $1.5 billion from $1.2 billion and extend the maturity date from March 2015 to August 2017.

●
On October 31, 2012 the Company announced the appointment of Tony S. Giardini as Executive Vice-President and Chief Financial Officer, effective December 1, 2012. Mr. Giardini will replace Paul H. Barry, whose departure was announced on October 10, 2012.

●
During the third quarter, Kinross was named to the Dow Jones Sustainability World Index for the second consecutive year and the Dow Jones Sustainability North America Index for the third year in a row.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production. Prior year production figures have been adjusted to exclude Crixás due to its sale in Q2 2012.
2 “Production cost of sales per gold equivalent ounce” is a non-GAAP measure defined as production cost of sales per the financial statements divided by the attributable number of gold equivalent ounces sold, both reduced to reflect a 90% ownership interest in Chirano sales. Production cost of sales is equivalent to total cost of sales (per the financial statements), less depreciation, depletion, amortization, and impairment charges.
3 “Attributable margin per ounce sold” is a non-GAAP measure and is defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold”.
4 Reconciliation of non-GAAP measures are provided on page nine of this news release.
5 “Net earnings” figures in this release represent “net earnings from continuing operations attributable to common shareholders.”

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary
J. Paul Rollinson, CEO, made the following comments in relation to third-quarter 2012 results:

“We recorded solid results in the third quarter and remain on track to deliver on our full-year guidance for production and costs. In line with our cost reduction initiative announced last quarter, we are reducing our forecast capital expenditures for 2012 by approximately $200 million.

“As we go through our budgeting process for 2013, and looking beyond, we are seeking every available opportunity to control costs, with a focus on margins and free cash flow across our operations.

“To that end, we have launched a systematic, long-term program which we call internally ‘The Kinross Way Forward’, with the objective of delivering greater value at both our mines and projects.  Our focus will be on quality, and not just quantity, in our mine planning, production, exploration and resource strategy, and on margins and free cash flow in all of our business decisions.”

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in millions, except per share and per ounce amounts)	2012	2011	2012	2011
Total gold equivalent ounces(a)(e) - Produced (c)	678,933	654,820	1,945,014	2,051,930
Total gold equivalent ounces(a)(e) - Sold (c)	672,221	670,386	1,958,173	2,093,410
Gold equivalent ounces from continuing operations (a)(d) - Produced (c)	678,933	639,269	1,914,020	2,006,128
Gold equivalent ounces from continuing operations (a)(d) - Sold (c)	672,221	653,792	1,925,409	2,047,032
Total attributable gold equivalent ounces(a)(e) - Produced (c)	672,173	647,983	1,924,297	1,967,085
Total attributable gold equivalent ounces(a)(e) - Sold (c)	665,251	663,517	1,937,080	2,010,128
Attributable gold equivalent ounces from continuing operations (a)(d) - Produced (c)	672,173	632,432	1,893,303	1,921,283
Attributable gold equivalent ounces from continuing operations (a)(d) - Sold (c)	665,251	646,923	1,904,316	1,963,750
Financial Highlights from Continuing Operations (d)
Metal sales	$1,109.7	$1,041.0	$3,124.5	$2,922.7
Production cost of sales	$455.7	$410.2	$1,373.2	$1,170.7
Depreciation, depletion and amortization	$181.6	$139.7	$481.3	$436.7
Operating earnings	$343.1	$408.8	$904.8	$1,086.7
Net earnings from continuing operations attributable to common shareholders	$224.9	$207.1	$440.3	$697.6

Basic earnings per share from continuing operations attributable to common shareholders	$0.20	$0.18	$0.39	$0.61

Diluted earnings per share from continuing operations attributable to common shareholders	$0.20	$0.18	$0.38	$0.61

Adjusted net earnings from continuing operations attributable to common shareholders(b)	$250.4	$269.4	$602.7	$663.6
Adjusted net earnings from continuing operations per share(b)	$0.22	$0.24	$0.53	$0.58
Net cash flow of continuing operations provided from operating activities	$368.8	$289.0	$822.7	$976.2
Adjusted operating cash flow from continuing operations(b)	$434.4	$412.9	$1,025.6	$1,208.4
Adjusted operating cash flow from continuing operations per share(b)	$0.38	$0.36	$0.90	$1.06
Average realized gold price per ounce from continuing operations	$1,649	$1,644	$1,620	$1,470
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$678	$627	$713	$572
Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$677	$626	$713	$579
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$594	$584	$634	$518

(a)	Total includes 100% of Kupol and Chirano production. “Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

(b)
“Adjusted net earnings from continuing operations attributable to common shareholders”, “Adjusted net earnings from continuing operations per share”, “Adjusted operating cash flow from continuing operations”, “Adjusted operating cash flow from continuing operations per share”, “Consolidated production cost of sales from continuing operations per equivalent ounce sold”, “Attributable production cost of sales from continuing operations per equivalent ounce sold”, and “Attributable production cost of sales from continuing operations per ounce sold on a by-product basis” are non-GAAP measures.  The definition and reconciliation of these non-GAAP financial measures is included on page nine of this news release.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2012 was 55.44:1, compared with 43.87:1 for the third quarter of 2011 and for the first nine months of 2012 was 53.92:1, compared with 42.36:1 for the first nine months of 2011.

(d)	The comparative figures have been recast to exclude Crixás’ results due to its disposal.

(e)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás.

p. 2 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following operating and financial results are based on Q3 2012 attributable gold equivalent production from continuing operations:

Kinross produced 672,173 attributable gold equivalent ounces from continuing operations in the third quarter of 2012, a 6% increase over the third quarter of 2011, mainly due to production increases at Fort Knox and Kupol. Production increased 6% in Q3 2012 compared with Q2 2012, in line with an expected increase in production in the second half of 2012 based on the full-year mining plan.

Production cost of sales per gold equivalent ounce2 was $677 compared with $626 for the third quarter of 2011, mainly due to higher costs for energy, labour, and consumables. On a quarter-over-quarter basis, compared with Q2 2012, production cost of sales was reduced by $48 per gold equivalent ounce, or 7%, due primarily to increased production. Production cost of sales per gold ounce on a by-product basis was $594 in the third quarter of 2012, compared with $584 in Q3 2011, based on Q3 2012 attributable gold sales of 613,617 ounces and attributable silver sales of 2,862,528 ounces.

Revenue from metal sales was $1,109.7 million in the third quarter of 2012, compared with $1,041.0 million during the same period in 2011, an increase of 7%, mainly due to increased production. The average realized gold price was $1,649 per ounce in Q3 2012, compared with $1,644 per ounce for Q3 2011.

Kinross’ margin per gold equivalent ounce sold3 was $972 for the third quarter of 2012, a decrease of 5% compared with Q3 2011, due primarily to higher production cost of sales per ounce for the quarter.

Adjusted operating cash flow4 was $434.4 million for the quarter, or $0.38 per share, compared with $412.9 million, or $0.36 per share, for Q3 2011. Cash and cash equivalents and short-term investments were $2,089.3 million as at September 30, 2012 compared with $1,767.3 million as at December 31, 2011.

Adjusted net earnings4, 5 were $250.4 million, or $0.22 per share, for Q3 2012, compared with $269.4 million, or $0.24 per share, for Q3 2011. Adjustments included a one-time severance expense of $16.4 million related to the departure of the former CEO.

Reported net earnings5 were $224.9 million, or $0.20 per share, for Q3 2012, compared with reported net earnings of $207.1 million, or $0.18 per share, for Q3 2011.

Capital expenditures were $451.2 million for Q3 2012, compared with $389.6 million for the same period last year, an increase due mainly to project related expenditures at Tasiast, offset by a decrease at Paracatu.

Operating results

Mine-by-mine summaries for third-quarter 2012 operating results may be found on pages 12 and 16 of this news release. Highlights include the following:

North America: Production from the region was strong during the quarter, and higher than in Q3 2011, primarily as a result of increased production at Fort Knox. All three mines also increased production compared with Q2 2012.

Fort Knox’s strong performance relative to Q3 2011 was due to an increase in tonnes of ore mined and processed, as well as higher mill grades, mill recoveries and accelerating heap leach production. Kettle River-Buckhorn’s year-over-year increase in production was a result of higher grades and recoveries. Round Mountain’s production compared with the same period last year was slightly lower due to lower grades and tonnes processed, but marginally higher than Q2 2012 due to strong heap leach performance. Regional cost of sales per ounce improved both on a year-over-year and quarter-over-quarter basis mainly due to higher production. North America is expected to complete the year at the high end of regional production guidance.

Russia: Production at Kupol increased year-over-year, mainly due to record mill throughput, higher grades and process improvements resulting in higher silver recoveries. Plant throughput has increased to over 3,500 tonnes per day on average, compared with the design throughput of 3,000 tonnes per day, due mainly to Continuous Improvement initiatives. Compared with Q2 2012, production increased due to slightly higher throughput and recoveries. Kupol’s strong performance is projected to continue in Q4 2012, with production expected to be at the high end and production cost of sales at the low end of the regional guidance range for full-year 2012.

p. 3 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

West Africa: Tasiast Q3 2012 production improved compared with the previous quarter and on a year-over-year basis. However, production was negatively impacted by variability in gold grade that continues to be encountered in the banded iron formation-type ore currently being mined in the Piment pits. In addition, water supply rates continue to have some impact on leach production. Ongoing repairs to the existing pipelines are expected to progressively improve water availability through the remainder of the year. Chirano’s production for the quarter was slightly higher than Q2 2012, as a result of improved plant throughput.

Year-to-date operating costs remain high for the region, mainly as a result of lower than expected production. Full-year production and cost guidance for the region remain unchanged.

South America: Regional quarterly results were lower compared with Q3 2011, and the previous quarter, mainly due to lower than expected production at Paracatu. Paracatu encountered lower recoveries at both Plants 1 and 2. A task force has been established to focus on the recovery issue, and the Company expects improvement in the last quarter of the year. Commissioning of Paracatu’s fourth ball mill began during the third quarter and is expected to be completed in the fourth quarter.

Due to suspended solids in the leach solution, Maricunga had lower production for the quarter compared with the same period last year. The issue has been addressed, and as a result, production is expected to improve in the fourth quarter. La Coipa’s production was higher compared with the previous quarter as a result of stronger silver grades and improved gold recoveries. Full-year production and cost guidance for the region remain unchanged.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page seven of this news release.

Tasiast expansion project

As previously disclosed, Kinross expects to complete a pre-feasibility (PFS) study for construction of a mid-sized, expandable CIL mill in the 30,000 tonne per day (tpd) range, for the purpose of comparison with a 60,000 tpd mill option, in the first quarter of 2013.

The Company has completed a program of heap leach column testing begun earlier this year to determine the viability of heap leaching sulphide ore at Tasiast. The oxide low grade ores are currently leached successfully on the dump leach pads without crushing. The average gold recovery rate obtained in tests of sulphide samples taken from different representative zones of the ore body (after fine crushing to predominately -8mm) was approximately 60%.

The Company has concluded that based on this recovery level, heap leaching is not an economically attractive alternative to CIL processing for sulphide ore. In addition, capital investment in a fine crush heap leach supplement to CIL production is not justified at this time. Heap leaching is not contemplated in the pre-feasibility study and therefore these test results will not affect the PFS economics.

Work continues on building basic infrastructure improvements, including the permanent camp, tailings facility, truck shop, warehouse facilities, West Branch dump leach pads, main access road, and other infrastructure components. Permitting for a seawater supply system is progressing as expected.

Dvoinoye

Construction at Dvoinoye made good progress through the third quarter of 2012, and the project remains on schedule for expected delivery of first ore to Kupol in the second half of 2013. Underground development is 52% complete and is progressing ahead of plan.

p. 4 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Construction of infrastructure and surface facilities is 45% complete. Construction of the all-season road between Dvoinoye and Kupol has progressed well. All necessary permits for the current scope of underground development and construction activities are in place.

Fruta del Norte

Exploitation and investment protection agreement negotiations with the Ecuadorian government on an enhanced economic, investment and legal package for Fruta del Norte (FDN) continue. Kinross understands that the government intends to make mining and tax legislative reforms to mitigate the effects of the Windfall Profits Tax and to enhance the mining investment climate, which Kinross believes to be critical to the negotiations. The Company expects negotiations with the government to extend into 2013.

In parallel with the negotiation process, Kinross continues to advance the project optimization studies for the project and regional exploration drilling and sampling in the Condor district around FDN. As part of the project optimization, Kinross is exploring alternative processing scenarios including gravity float leach, which could result in lower capital expenditures and reduced operating risk, while improving overall project economics.

Other developments

Term loan and revolving credit facility: On August 17, 2012, Kinross closed a three-year, $1.0 billion term loan that will mature on August 10, 2015, and has no mandatory amortization payments. Kinross also announced that it amended its unsecured revolving credit facility to increase available credit to $1.5 billion from $1.2 billion, and extended the term to August 10, 2017 from March 31, 2015.

Exploration update

Total exploration expenditures for the third quarter of 2012 were $51.0 million, including $40.0 million for expensed exploration and $11.0 million for capitalized exploration. Exploration expenditures for the third quarter of 2011 totaled $57.5 million.

Kinross was active on 34 mine site, near-mine and greenfield initiatives in the third quarter of 2012, with drilling across all projects totalling 136,991 metres. Highlights include:

●
Tasiast: District drilling outside of the Tasiast deposit footprint has been accelerated in 2012, with approximately 2,400 holes (200,000 metres) completed year-to-date up and down the 80-kilometre belt (Figure 1: http://www.kinross.com/media/239677/figure%201%20tasiast%20exploration%20kinross%20-%20q3%202012.pdf). Drilling, mapping and sampling in the third quarter has encountered encouraging results at seven new targets, along with positive results in follow-up drilling at C67 and C68. A total of 11 district targets have been prioritized for additional work, with the expectation of providing further confirmation that the Tasiast district has additional development potential.

●
La Coipa: The infill drilling program at Pompeya was completed during the quarter, along with metallurgical, geotechnical and condemnation work. The Company is currently in the process of transitioning Pompeya from Exploration to the Projects team.

●
Kupol: Drilling on the Kupol West licence to follow up results in previous holes completed at Moroshka (located four kilometres east of Kupol) has encountered further precious metals mineralization along strike and at depth.

●	Chirano: Follow-up drilling under the open pits during the quarter has returned positive results, and reinforces the potential for mineralization to continue at depth.

p. 5 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Outlook

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page seven of this news release.

Kinross expects to be toward the higher end of both its 2012 production forecast of approximately 2.5-2.6 million gold equivalent ounces from its continuing operations, and its 2012 cost of sales forecast of $690-$725 per gold equivalent ounce.

The Company has reduced its forecast 2012 capital expenditures to approximately $2.0 billion, compared with the previous forecast of $2.2 billion. This is the result of approximately $200 million in cost reductions, deferrals, and eliminations, approximately two-thirds of which is related to development capital, and one-third of which is related to sustaining capital.

The Company’s depreciation, depletion and amortization is forecast to be approximately $255 per gold equivalent ounce, compared with the previously-stated guidance of $235 per gold equivalent ounce.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, November 8, 2012 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ unaudited third-quarter 2012 Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ unaudited third-quarter 2012 financial statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

p. 6 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’, “indicative”, ‘‘scheduled’’, “timeline”, ‘‘estimates’’, ‘‘forecasts”, “guidance”, “opportunity”, “outlook”, “potential”, “projected”, “seek”, “strategy”, “targets”, “models”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies, being consistent with Kinross’ current expectations, and the unenforceability of any new law in Brazil requiring that all Paracatu tailings facilities have an impermeable liner; (5) negotiation of an exploitation contract and an investment protection contract for Fruta del Norte with the Ecuadorian government being consistent with Kinross’ current expectations, including but not limited to Kinross requesting and the government declaring a phase change from economic evaluation to exploitation in Q1, 2013 (or any government approved extension of up to two years) and entering into an exploitation agreement with the government within six months of such declared phase change, the failure of which will likely result in forfeiture of the FDN concession and related project infrastructure to the government; (6) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (9) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (10) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (11) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (12) the development of the Dvoinoye deposit being consistent with Kinross’ expectations; (13) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance and, as required, conversion of exploration licences to mining licences) of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (14) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (15) goodwill and/or asset impairment potential; and (16) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class action in Canada and/or the U.S.; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and full-year 2011 and Q3 2012 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 7 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce.6
A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. Jim Fowler, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this news release has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 8 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	GAAP to Adjusted Earnings from Continuing Operations
	Reconciliation
(in US$ millions)	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Net earnings from continuing operations attributable to common shareholders - as reported	$224.9	$207.1	$440.3	$697.6
Adjusting items:
Foreign exchange (gains) losses	(3.5)	9.1	2.7	(12.8)
Non-hedge derivatives (gains) losses - net of tax	7.1	3.1	(6.4)	(45.5)
(Gains) losses on acquisition/disposition of assets and investments - net of tax	0.1	(0.2)	0.4	(31.4)
Foreign exchange (gain) loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(0.8)	47.6	11.3	46.0
Change in deferred tax due to a change in statutory corporate income tax rate	6.2	-	116.5	-
Taxes in respect of prior years	-	-	1.3	-
Impairment of investments	-	-	20.2	-
Inventory fair value adjustment - net of tax	-	2.7	-	9.7
Severance expense	16.4	-	16.4	-
	25.5	62.3	162.4	(34.0)
Net earnings from continuing operations attributable to common shareholders - Adjusted	$250.4	$269.4	$602.7	$663.6

Weighted average number of common shares outstanding - Basic	1,139.4	1,136.7	1,138.8	1,135.5
Net earnings from continuing operations per share - Adjusted	$0.22	$0.24	$0.53	$0.58

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 9 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	GAAP to Adjusted Operating Cash Flow from
		Continuing Operations
(in US$ millions)	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Net cash flow of continuing operations provided from operating activities - as reported	$368.8	$289.0	$822.7	$976.2

Adjusting items:
Close out and early settlement of derivative instruments	-	112.8	(48.7)	112.8
Working capital changes:
Accounts receivable and other assets	(30.6)	(26.1)	54.8	141.8
Inventories	110.0	93.9	158.6	96.4
Accounts payable and other liabilities, including taxes	(13.8)	(56.7)	38.2	(118.8)
	65.6	123.9	202.9	232.2
Adjusted operating cash flow from continuing operations	$434.4	$412.9	$1,025.6	$1,208.4
Weighted average number of common shares outstanding - Basic	1,139.4	1,136.7	1,138.8	1,135.5

Adjusted operating cash flow from continuing operations per share	$0.38	$0.36	$0.90	$1.06

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Consolidated and Attributable Cost of Sales from
	Continuing Operations Per Equivalent Ounce Sold

(in US$ millions)	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Production cost of sales from continuing operations	$455.7	$410.2	$1,373.2	$1,170.7
Less: portion attributable to Kupol non-controlling interest(1)	-	-	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.0)	(15.4)	(13.6)
Attributable production cost of sales from continuing operations	$450.6	$405.2	$1,357.8	$1,136.1

Gold equivalent ounces sold from continuing operations	672,221	653,792	1,925,409	2,047,032
Less: portion attributable to Kupol non-controlling interest(1)	-	-	-	(63,802)
Less: portion attributable to Chirano non-controlling interest	(6,970)	(6,869)	(21,093)	(19,480)
Attributable gold equivalent ounces sold	665,251	646,923	1,904,316	1,963,750
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$678	$627	$713	$572
Attributable production cost of sales from continuing operations per equivalent ounce sold	$677	$626	$713	$579

(1)   On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ow nership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

p. 10 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales from Continuing Operations
	Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Production cost of sales from continuing operations(1)	$455.7	$410.2	$1,373.2	$1,170.7
Less: portion attributable to Kupol non-controlling interest(2)	-	-	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.0)	(15.4)	(13.6)
Less: attributable silver sales	(86.3)	(61.9)	(244.5)	(227.4)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$364.3	$343.3	$1,113.3	$908.7

Gold ounces sold	620,567	595,001	1,777,374	1,821,924
Less: portion attributable to Kupol non-controlling interest(2)	-	-	-	(49,299)
Less: portion attributable to Chirano non-controlling interest	(6,950)	(6,836)	(21,035)	(19,388)
Attributable gold ounces sold	613,617	588,165	1,756,339	1,753,237
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$594	$584	$634	$518

(1)   “Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(2)   On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ow nership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

p. 11 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended September 30,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($millions)		sales	(1)/oz
	2012	2011	2012	2011	2012	2011	2012	2011

Fort Knox	106,698	76,261	100,172	75,611	$64.9	$53.8	$648	$712
Round Mountain	53,205	54,588	53,237	52,658	32.2	35.2	605	668
Kettle River - Buckhorn	43,942	41,200	44,049	42,109	20.7	19.5	470	463
North America Total	203,845	172,049	197,458	170,378	117.8	108.5	597	637

Kupol (100%)	155,533	124,912	164,025	138,278	76.5	58.4	466	422
Russia Total	155,533	124,912	164,025	138,278	76.5	58.4	466	422

Paracatu	111,558	135,099	104,937	133,827	92.0	89.7	877	670
La Coipa	41,585	38,539	42,240	35,566	45.9	32.1	1,087	903
Maricunga	46,971	53,123	45,818	58,591	40.0	30.2	873	515
South America Total	200,114	226,761	192,995	227,984	177.9	152.0	922	667

Tasiast	51,842	47,175	48,045	48,455	32.2	40.8	670	842
Chirano (100%)	67,599	68,372	69,698	68,697	51.3	50.5	736	735
West Africa Total	119,441	115,547	117,743	117,152	83.5	91.3	709	779
Continuing operations	678,933	639,269	672,221	653,792	455.7	410.2	678	627
Discontinued operations(2)	-	15,551	-	16,594	-	15.3	-	922

Operations Total	678,933	654,820	672,221	670,386	$455.7	$425.5	$678	$635

Less Chirano non-controlling interest (10%)	(6,760)	(6,837)	(6,970)	(6,869)	(5.1)	(5.0)

Attributable - Continuing operations	672,173	632,432	665,251	646,923	$450.6	$405.2	$677	$626

Attributable Total	672,173	647,983	665,251	663,517	$450.6	$420.5	$677	$634
(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2)	On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

Nine months ended September 30,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($millions)		sales	(1)/oz
	2012	2011	2012	2011	2012	2011	2012	2011

Fort Knox	240,366	219,035	232,515	217,546	$171.4	$146.8	$737	$675
Round Mountain	151,110	143,860	149,221	141,154	104.1	102.8	698	728
Kettle River - Buckhorn	122,545	133,289	123,724	135,180	60.2	55.7	487	412
North America Total	514,021	496,184	505,460	493,880	335.7	305.3	664	618

Kupol (100%)	431,717	514,653	447,476	541,389	210.9	193.0	471	356
Russia Total	431,717	514,653	447,476	541,389	210.9	193.0	471	356

Paracatu	334,595	335,419	333,853	337,557	305.6	241.3	915	715
La Coipa	115,438	143,852	116,277	155,403	126.1	110.1	1,084	708
Maricunga	171,801	181,968	176,248	177,841	128.2	83.3	727	468
South America Total	621,834	661,239	626,378	670,801	559.9	434.7	894	648
Tasiast	139,283	145,745	135,168	146,161	112.6	101.0	833	691
Chirano (100%)	207,165	188,307	210,927	194,801	154.1	136.7	731	702
West Africa Total	346,448	334,052	346,095	340,962	266.7	237.7	771	697
Continuing operations	1,914,020	2,006,128	1,925,409	2,047,032	1,373.2	1,170.7	713	572
Discontinued operations(3)	30,994	45,802	32,764	46,378	27.4	39.0	836	841

Operations Total	1,945,014	2,051,930	1,958,173	2,093,410	$1,400.6	$1,209.7	$715	$578
Less Kupol non-controlling interest (25%)(2)	-	(66,014)	-	(63,802)	-	(21.0)

Less Chirano non-controlling interest (10%)	(20,717)	(18,831)	(21,093)	(19,480)	(15.4)	(13.6)

Attributable - Continuing operations	1,893,303	1,921,283	1,904,316	1,963,750	$1,357.8	$1,136.1	$713	$579

Attributable Total	1,924,297	1,967,085	1,937,080	2,010,128	$1,385.2	$1,175.1	$715	$585

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(3)	On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 12 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)
	As at
	September 30,	December 31,
	2012	2011
Assets
Current assets
Cash and cash equivalents	$1,339.7	$1,766.0
Restricted cash	61.1	62.1
Short-term investments	749.6	1.3
Accounts receivable and other assets	327.7	309.4
Inventories	1,123.3	976.2
Unrealized fair value of derivative assets	17.1	2.8
	3,618.5	3,117.8
Non-current assets
Property, plant and equipment	9,874.0	8,959.4
Goodwill	3,382.3	3,420.3
Long-term investments	75.7	79.4
Investments in associates	514.5	502.5
Unrealized fair value of derivative assets	12.4	1.1
Deferred charges and other long-term assets	482.3	406.4
Deferred tax assets	33.3	21.9
Total assets	$17,993.0	$16,508.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$591.5	$575.3
Current tax payable	78.3	82.9
Current portion of long-term debt	512.0	32.7
Current portion of provisions	33.2	38.1
Current portion of unrealized fair value of derivative liabilities	33.6	66.7
	1,248.6	795.7
Non-current liabilities
Long-term debt	2,117.5	1,600.4
Provisions	591.2	597.1
Unrealized fair value of derivative liabilities	18.3	32.7
Other long-term liabilities	134.2	133.1
Deferred tax liabilities	970.7	879.1
Total liabilities	5,080.5	4,038.1

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,686.0	$14,656.6
Contributed surplus	85.4	81.4
Accumulated deficit	(1,948.0)	(2,249.9)
Accumulated other comprehensive income (loss)	16.1	(97.7)
Total common shareholders’ equity	12,839.5	12,390.4
Non-controlling interest	73.0	80.3
Total equity	12,912.5	12,470.7
Commitments and contingencies
Total liabilities and equity	$17,993.0	$16,508.8

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,139,703,976	1,137,732,344

p. 13 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)

	Three months ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

Revenue
Metal sales	$1,109.7	$1,041.0	$3,124.5	$2,922.7

Cost of sales
Production cost of sales	455.7	410.2	1,373.2	1,170.7
Depreciation, depletion and amortization	181.6	139.7	481.3	436.7
Total cost of sales	637.3	549.9	1,854.5	1,607.4
Gross profit	472.4	491.1	1,270.0	1,315.3
Other operating costs	20.1	8.6	42.4	21.6
Exploration and business development	56.9	37.5	186.8	87.4
General and administrative	52.3	36.2	136.0	119.6
Operating earnings	343.1	408.8	904.8	1,086.7
Other income (expense) - net	(2.7)	(9.1)	(18.9)	96.0
Equity in losses of associates	(1.8)	(1.4)	(4.7)	(1.4)
Finance income	1.5	1.7	3.6	5.4
Finance expense	(13.4)	(22.9)	(32.2)	(55.2)
Earnings before taxes	326.7	377.1	852.6	1,131.5
Income tax expense - net	(100.5)	(167.2)	(419.6)	(376.3)
Earnings from continuing operations after tax	226.2	209.9	433.0	755.2
Earnings from discontinued operations after tax	-	5.5	43.9	12.5
Net earnings	$226.2	$215.4	$476.9	$767.7
Net earnings from continuing operations attributable to:
Non-controlling interest	$1.3	$2.8	$(7.3)	$57.6
Common shareholders	$224.9	$207.1	$440.3	$697.6
Net earnings attributable to:
Non-controlling interest	$1.3	$2.8	$(7.3)	$57.6
Common shareholders	$224.9	$212.6	$484.2	$710.1

Earnings per share from continuing operations attributable to common shareholders
Basic	$0.20	$0.18	$0.39	$0.61
Diluted	$0.20	$0.18	$0.38	$0.61
Net earnings per share attributable to common shareholders
Basic	$0.20	$0.19	$0.43	$0.63
Diluted	$0.20	$0.19	$0.42	$0.62
Weighted average number of common shares outstanding (millions)
Basic	1,139.4	1,136.7	1,138.8	1,135.5
Diluted	1,145.6	1,142.4	1,145.0	1,141.3

p. 14 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings from continuing operations	$226.2	$209.9	$433.0	$755.2
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	181.6	139.7	481.3	436.7
(Gains) losses on acquisition/disposition of assets and investments - net	0.2	(0.3)	0.7	(31.7)
Equity in losses of associates	1.8	1.4	4.7	1.4
Non-hedge derivative (gains) losses - net	7.1	3.4	(6.4)	(44.7)
Settlement of derivative instruments	(0.2)	(112.8)	48.5	(112.8)
Share-based compensation expense	9.9	8.8	28.8	27.2
Accretion expense	9.0	13.9	19.7	40.4
Deferred tax expense	1.9	33.3	85.4	21.2
Foreign exchange (gains) losses and other	(3.1)	2.8	(21.4)	2.7
Changes in operating assets and liabilities:
Accounts receivable and other assets	30.6	26.1	(54.8)	(141.8)
Inventories	(110.0)	(93.9)	(158.6)	(96.4)
Accounts payable and accrued liabilities	100.2	136.3	240.3	381.3
Cash flow provided from operating activities	455.2	368.6	1,101.2	1,238.7
Income taxes paid	(86.4)	(79.6)	(278.5)	(262.5)
Net cash flow of continuing operations provided from operating activities	368.8	289.0	822.7	976.2
Net cash flow of discontinued operations provided from (used in) operating activities	(62.4)	13.4	(47.6)	22.6
Investing:
Additions to property, plant and equipment	(451.2)	(389.6)	(1,412.6)	(1,051.3)
Net proceeds from the sale of long-term investments and other assets	-	-	0.2	101.1
Additions to long-term investments and other assets	(5.4)	(48.1)	(18.1)	(124.6)
Net proceeds from the sale of property, plant and equipment	0.2	1.0	0.4	1.8
Additions to short-term investments	(749.6)	(0.5)	(748.3)	(1.8)
Note received from Harry Winston	-	70.0	-	70.0
Decrease in restricted cash	(6.3)	(11.9)	(5.0)	(15.8)
Interest received	1.2	4.5	3.3	6.4
Other	0.1	(0.2)	0.2	(3.2)
Net cash flow of continuing operations used in investing activities	(1,211.0)	(374.8)	(2,179.9)	(1,017.4)
Net cash flow of discontinued operations provided from (used in) investing activities	-	(4.2)	198.9	(20.9)
Financing:
Issuance of common shares on exercise of options and warrants	1.2	11.9	4.7	26.8
Acquisition of CMGC 25% non-controlling interest	-	-	-	(335.4)
Proceeds from issuance of debt	1,140.8	1,136.5	1,437.1	1,329.1
Repayment of debt	(145.0)	(167.0)	(467.5)	(382.6)
Interest paid	(1.7)	(4.6)	(6.5)	(9.7)
Dividends paid to common shareholders	(91.2)	(68.0)	(182.3)	(124.8)
Settlement of derivative instruments	-	(23.9)	-	(43.6)
Other	(4.2)	(0.5)	(5.0)	(6.2)
Net cash flow of continuing operations provided from financing activities	899.9	884.4	780.5	453.6
Net cash flow of discontinued operations used in financing activities	-	(1.2)	(0.6)	(2.6)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	4.1	(12.3)	(0.3)	(3.5)
Increase (decrease) in cash and cash equivalents	(0.6)	794.3	(426.3)	408.0
Cash and cash equivalents, beginning of period	1,340.3	1,080.3	1,766.0	1,466.6
Cash and cash equivalents, end of period	$1,339.7	$1,874.6	$1,339.7	$1,874.6

p. 15 Kinross reports 2012 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Operating Summary
							Gold Eq		Production	Production
	Mine	Period	Ownership	Ore Processed(1)	Grade	Recovery(2)	Production (10)	Gold Eq Sales (10)	costs of sales(11)	cost of sales(11)/oz	Cap Ex	DD&A
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
		Q3 2012	100	16,111	0.76	84%	106,698	100,172	$ 64.9	$ 648	$13.7	$ 25.7
		Q2 2012	100	13,084	0.51	85%	71,952	71,978	54.5	757	38.4	11.3
	Fort Knox(3)	Q1 2012	100	4,156	0.46	84%	61,716	60,365	52.0	861	24.8	9.1
		Q4 2011	100	8,197	0.51	79%	70,759	69,973	52.3	747	28.4	10.0
		Q3 2011	100	9,415	0.49	77%	76,261	75,611	53.8	712	26.8	15.4
		Q3 2012	50	6,144	0.72	71%	53,205	53,237	32.2	605	14.4	6.6
		Q2 2012	50	4,674	0.82	74%	53,147	52,433	34.7	662	19.3	8.4
North America	Round Mountain(4)	Q1 2012	50	5,121	0.92	78%	44,758	43,551	37.3	856	13.6	7.8
		Q4 2011	50	6,317	0.98	81%	43,584	44,231	26.4	597	22.2	6.1
		Q3 2011	50	6,989	0.95	74%	54,588	52,658	35.2	668	9.6	8.8
		Q3 2012	100	95	15.23	94%	43,942	44,049	20.7	470	1.0	21.7
		Q2 2012	100	111	11.52	92%	35,985	40,354	20.5	508	3.2	18.2
	Kettle River	Q1 2012	100	112	12.81	90%	42,618	39,321	18.9	481	0.5	18.9
		Q4 2011	100	123	12.24	89%	42,003	43,089	19.2	446	3.0	21.6
		Q3 2011	100	110	13.06	91%	41,200	42,109	19.5	463	3.9	17.5
		Q3 2012	100	332	12.34	94%	155,533	164,025	76.5	466	17.0	30.1
		Q2 2012	100	329	12.23	93%	149,214	156,716	73.2	467	12.3	29.4
	Kupol - (6)(7)	Q1 2012	100	309	11.76	93%	126,970	126,735	61.2	483	10.4	23.6
Russia		Q4 2011	100	325	10.81	93%	138,410	113,936	54.8	481	18.5	21.3
		Q3 2011	100	303	10.39	93%	124,912	138,278	58.4	422	8.0	25.7
		Q3 2012	100	13,386	0.38	70%	111,558	104,937	92.0	877	81.0	20.0
		Q2 2012	100	12,988	0.38	74%	118,419	118,389	108.2	914	67.2	19.2
	Paracatu	Q1 2012	100	12,910	0.35	72%	104,618	110,527	105.4	954	74.6	14.6
		Q4 2011	100	11,578	0.42	74%	117,977	112,048	82.6	737	131.6	15.1
		Q3 2011	100	13,202	0.43	74%	135,099	133,827	89.7	670	105.9	16.9
		Q3 2012	0	-	-	-	-	-	-	-	-	-
		Q2 2012	50	302	3.43	91%	15,105	15,611	13.6	871	3.6	4.9
	Crixás(12)	Q1 2012	50	282	3.82	91%	15,889	17,153	13.8	805	3.8	4.0
		Q4 2011	50	302	4.58	93%	20,781	17,379	11.3	650	7.1	3.6
South America		Q3 2011	50	300	3.49	92%	15,551	16,594	15.3	922	5.4	3.7
		Q3 2012	100	1,297	0.65	79%	41,585	42,240	45.9	1,087	25.9	12.2
		Q2 2012	100	1,256	0.72	77%	36,113	30,325	35.7	1,177	22.2	6.2
	La Coipa (5)	Q1 2012	100	1,467	0.56	78%	37,740	43,712	44.5	1,018	15.3	4.5
		Q4 2011	100	1,060	0.58	85%	34,435	35,629	35.4	994	23.2	3.3
		Q3 2011	100	1,011	0.70	76%	38,539	35,566	32.1	903	17.4	6.6
		Q3 2012	100	3,755	0.64	nm	46,971	45,818	40.0	873	33.9	4.9
		Q2 2012	100	3,487	0.65	nm	60,841	61,367	44.5	725	50.7	5.5
	Maricunga	Q1 2012	100	4,014	0.66	nm	63,989	69,063	43.7	633	35.6	6.3
		Q4 2011	100	3,960	0.76	nm	54,281	52,987	22.2	419	34.0	4.8
		Q3 2011	100	3,284	0.80	nm	53,123	58,591	30.2	515	29.9	5.5
		Q3 2012	100	2,530	1.55	92%	51,842	48,045	32.2	670	190.4	18.6
		Q2 2012	100	5,133	1.74	86%	49,807	46,296	44.5	961	124.3	19.9
	Tasiast(9)	Q1 2012	100	1,597	1.71	89%	37,634	40,827	35.9	879	260.0	13.8
		Q4 2011	100	4,581	2.33	88%	54,874	50,800	37.2	732	204.6	14.8
		Q3 2011	100	2,679	2.05	87%	47,175	48,455	40.8	842	88.3	18.4
		Q3 2012	90	846	2.67	93%	67,599	69,698	51.3	736	15.9	39.5
		Q2 2012	90	802	2.70	92%	63,660	62,978	49.1	780	20.6	36.9
West Africa	Chirano - 100%	Q1 2012	90	854	2.97	93%	75,906	78,251	53.7	686	22.5	41.8
		Q4 2011	90	917	2.70	93%	73,539	67,876	45.3	667	28.6	28.4
		Q3 2011	90	949	2.45	91%	68,372	68,697	50.5	735	19.5	23.6
		Q3 2012	90	846	2.67	93%	60,839	62,728	46.2	736	14.3	35.6
		Q2 2012	90	802	2.70	92%	57,294	56,680	44.2	780	18.5	33.2
	Chirano(8)	Q1 2012	90	854	2.97	93%	68,315	70,426	48.3	686	20.3	37.6
		Q4 2011	90	917	2.70	93%	66,185	61,086	40.8	667	25.7	25.6
		Q3 2011	90	949	2.45	91%	61,535	61,828	45.5	735	17.6	21.2

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)
Includes 12,873,000 tonnes placed on the heap leach pad during the third quarter of 2012, and 23,420,000 tonnes for the first nine months of 2012. Grade and recovery represent mill processing only.  Ore placed on the heap leach pad had an average grade of 0.30 grams per tonne for the third quarter of 2012 and 0.31 for the nine months ended September 30, 2012.

(4)
Includes 5,118,000 tonnes placed on the heap leach pad during the third quarter of 2012, and 13,180,000 tonnes for the first nine months of 2012. The presentation has been amended to reflect mill grade and recovery only, with heap leach grade disclosed separately, rather than a blended rate for mill and heap leach grades.  Ore placed on the heap leach pad had an average grade of 0.44 grams per tonne for the third quarter of 2012 and the first nine months of 2012. In addition, the presentation has been amended to exclude tonnes transferred between heap leach pads.

(5)	La Coipa silver grade and recovery were as follows: Q3 (2012) 55.58 g/t, 45%; Q2 (2012) 42.04 g/t, 46%; Q1 (2012) 38.78 g/t, 51%; Q4 (2011) 56.82 g/t, 54%; Q3 (2011) 65.00 g/t, 43%.
(6)	The Kupol segment excludes Dvoinoye capital expenditures.
(7)	Kupol silver grade and recovery were as follows: Q3 (2012) 163.68 g/t, 85%; Q2 (2012) 187.49 g/t, 87%; Q1 (2012) 171.8 g/t, 85%; Q4 (2011) 170.52 g/t, 85%; Q3 (2011) 159.03 g/t, 82%.
(8)	Includes Kinross’ share of Chirano at 90%.
(9)
Includes 1,887,000 tonnes placed on the heap leach pad during the third quarter of 2012, and 7,366,000 tonnes for the first nine months of 2012. Grade and recovery represent mill processing only.  Ore placed on the heap leach pad had an average grade of 0.51 grams per tonne for the third quarter of 2012, and 0.50 grams per tonne for the first nine months of 2012.

(10)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2012: 55.44:1, Q2 2012: 54.77:1, Q1 2012: 51.82:1, Q4 2011: 52.64:1, Q3 2011: 43.87:1.

(11)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(12)	On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 16 Kinross reports 2012 third-quarter results	www.kinross.com